Exhibit 99.2

Rezolve Ai Strengthens AI Commerce Play with $55M Acquisition of GroupBy, a Platform Driving Over $30B in Annual Sales

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All GroupBy Shareholders, Including VCs and Debt Holders, Take Rezolve Equity as Consideration in Strong Vote of Confidence

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GroupBy’s AI-powered search and merchandising technology fuels $30B+ in annual retail transactions - now supercharged by Rezolve Ai’s advanced AI capabilities.

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The acquisition brings $30M in expected high-margin revenue for 2025, reinforcing Rezolve Ai’s position as a leader in AI-driven commerce solutions.

New York, February 14, 2025 – Following yesterdays announcement, Rezolve Ai (NASDAQ: RZLV), today confirmed that it is acquiring GroupBy in an all equity transaction with a $55 million enterprise value, that will, following closing, add a high-growth, revenue-generating business to its expanding AI commerce platform. The deal is expected to bring approximately $30 million in expected high margin revenue for 2025, further strengthening Rezolve’s position as a leader in AI-driven commerce solutions.

In a strong vote of confidence in Rezolve Ai’s long-term vision, all GroupBy shareholders, including venture capital investors and structured debt holders, have chosen to take equity in Rezolve Ai as consideration. This underscores their belief in the company’s future growth and upside potential as it continues its rapid expansion in the AI-powered retail sector.

“GroupBy’s investors and lenders recognize the immense opportunity in Rezolve Ai’s platform and the scale of what we are building,” said Daniel M. Wagner, CEO of Rezolve Ai. “This acquisition not only adds immediate, meaningful revenue, but it also strengthens our market position with cutting-edge AI solutions that drive real results for retailers worldwide.”

GroupBy’s AI-driven site search and personalization technology drives over 30 billion dollars in annual sales for enterprise retailers, making it a natural fit for Rezolve Ai’s suite of AI-driven commerce tools. By integrating GroupBy’s technology and revenue base, Rezolve Ai is further accelerating its path toward market leadership.

This acquisition also enhances Rezolve Ai’s ability to serve enterprise retailers and marketplaces, complementing its growing strategic collaborations with Google, Microsoft, and Tether. These partnerships are critical to Rezolve’s broader vision of transforming AI-powered commerce and financial engagement at scale.

The announcement of the GroupBy acquisition agreement follows a series of major milestones for Rezolve Ai, including its Microsoft partnership, Google collaboration, and Tether integration, all reinforcing the company’s rapid expansion. As Rezolve continues its aggressive growth trajectory, this latest transaction adds both cutting-edge technology and a strong revenue base, accelerating its mission to redefine the future of retail.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

About GroupBy

GroupBy is a leading provider of commerce site search and merchandising solutions, helping retailers and brands optimize product discovery and drive higher conversion rates. With over 12 years of experience serving blue-chip clients, GroupBy’s powerful platform delivers intelligent search, dynamic merchandising, and data-driven personalization to enhance digital shopping experiences. Headquartered in Toronto, Canada, with offices in Austin, Texas, GroupBy partners with top-tier retailers to create seamless and engaging customer journeys that drive measurable business outcomes. For more information, visit www.groupbyinc.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Investor Contact

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to anticipated revenue, synergies and market expansion from the GroupBy acquisition, the anticipated opportunities for Rezolve Ai and GroupBy sales from its co-selling arrangements and descriptions of future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) costs related to Rezolve’s completed business combination with Armada Acquisition Corp. I; (3) changes in applicable laws or regulations; and (4) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Armada nor Rezolve undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.